Shanda Online Announces Strategic Partnership with LineKong

Shanghai, China – March 24, 2009 – Shanda Online Holdings Limited (“Shanda Online” or “SDO”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (the “Company”), today announced that it has established a strategic cooperation with LineKong Entertainment Technology Co., Ltd. (“LineKong”), a game company based in China, regarding The Legend of Kung-Fu, which is LineKong’s in-house developed 2D turn-based MMORPG. Pursuant to the strategic cooperation, Shanda Online will open its unified platform to support the operation of the game. As a part of SDO’s platform, The Legend of Kung-Fu will gain access to SDO’s broad user base and LineKong will benefit from SDO’s renowned unified services such as billing and payment services, customer services, call center services, and other services.

“We are pleased to work with LineKong, another online game company with strong content offerings,” said Mr. Alan Tan, Shanda’s President and Chief Technology Officer. “This marks another important result of Shanda’s initiative to further cooperate with more internet content providers.”

“The cooperation between Shanda Online and LineKong marks another win-win example of a high quality content provider leveraging the strength of SDO’s unified platform, while at the same time, our users are benefiting from rich and diversified content offerings via SDO’s platform,” said Ms. Judy Wang, chief executive officer of Shanda Online. “We expect Shanda Online to further expand cooperation with more companies in the future.”

        “We are glad to introduce The Legend of Kung-Fu to Shanda Online’s leading platform,” said Mr. Feng Wang, LineKong’s Chairman and CEO. “We are confident in this cooperation and look forward to further collaboration with Shanda Online.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future cooperation between Shanda and LineKong, the growth of The Legend of Kung-Fu and the development of the online interactive entertainment industry, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the future cooperation between Shanda and LineKong, the online game industry and The Legend of Kung-Fu may fail to grow as expected, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Online

Shanda Online Holdings Limited (“Shanda Online”) is an integrated online and value-added service platform offering rich multi-media content. Through its infrastructure, which includes multi-channel sales and distribution, leading billing and payment services, and customer relationship management systems augmented by a world-class security system, Shanda Online provides a large and broad base of internet users with a one-stop platform to access content. Shanda Online is a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA).

About LineKong

LineKong, founded by Mr. Wang Feng in March 2007, is an interactive entertainment enterprise that specializes in the development and operation of online games. It has developed several online games including The Legend of Kung-Fu, Hero, Saint Dragon, Journey to the West, Warrior King£¬Super Adventurer and Ashes of Time .¡¡

LineKong has built a research and development center, an operation and service center, and a¡¡marketing and sales network across China. In addition,¡¡LineKong’s “independent game producer system” is attracting more and more game research and development and design talents. Currently LineKong has a total of more than 600 employees with branch offices in 15 cities across China.

As a new enterprise in China’s online gaming industry, LineKong is devoted to building a leading brand in the domestic market with a view to expanding into markets outside China in the future.

Contact
Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

LineKong Entertainment Technology Co., Ltd.
Andy Qu, Marketing Dept.
Tel: +86-10-6485-5888 Ext. 2201
E-mail£ºquyi@linekong.com